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212-455-7433		dwilliams@stblaw.com

December 21, 2009

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Grupo Simec, S.A.B. de C.V. Form 20-F for Fiscal Year Ended December 31, 2008 Filed July 20, 2009, File No. 1-11176

Ladies and Gentlemen:

     On behalf of Grupo Simec, S.A.B. de C.V. (Grupo Simec) (the “Company”), we are writing to respond to the comments set forth in the Commission’s staff’s comment letter dated November 19, 2010 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on July 20, 2009, pursuant to the Securities Act of 1933, as amended.

     In addition, we are providing the following responses to the comments contained in the comment letter. For convenience of reference, we have reproduced below in italics the text of the comments of the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the fiscal year Ended December 31, 2008

Critical Accounting Policies, page 58

1.	We note your response to our prior comment three. To the extent that your reporting unit has an estimated fair value that is not substantially in excess of its carrying value, please provide the following disclosures:
	•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
	•	A discussion of any uncertainties associated with each key assumptions
	•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
If you have determined that estimated fair value substantially exceeds carrying values for your reporting unit, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

SIMPSON THACHER & BARTLETT LLP

Mr. John Cash
Securities and Exchange Commission	- 2 -	December 21, 2009

In response to the Staff’s comment, the Company advises the staff that the estimated fair value of the reporting unit where goodwill resides substantially exceeded its respective carrying value. The “Critical Accounting Policies” disclosure on page 59 of Item 5 “Operating and Financial Review and Prospects” of the Company’s amended 2008 Form 20-F has been revised accordingly.

Item 15. Controls and Procedures, Page 99.

2.	We note your response to comment four in our letter dated September 8, 2009. Please revise to briefly explain the reason why your principal executive and financial officers concluded that your disclosure controls and procedures were not effective.

In response to the Staff’s comment, the Company advises the Staff that due to the growth of the Company through certain acquisitions disclosed in the Company’s amended 2008 Form 20-F, the previously existing structure of the Company’s finance department proved to be insufficient insofar as it did not provide for adequate supervision of duties on review procedures, particularly with respect to the assessment of deferred taxes and purchase price accounting. The Company’s continuing growth also adversely impacted the ability of the Company’s finance department to carry out the consolidation process which became more difficult after such acquisitions, and the Company believes that the likelihood of error is high because it is carried out manually through electronic Excel sheets.

D. Changes in Internal Control Over Financial Reporting, page 102

3.	We note your response to comment seven in our letter dated September 8, 2009 and reissue this comment. In this regard, we note that you must affirmatively state whether there were changes in your internal control over financial reporting that occurred during the fiscal year that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting.

In response to the Staff’s comment, the Company advises the Staff that it has revised page 102 of its 2008 Form 20-F to state affirmatively that the changes described therein affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Statement of cash flows, page F-49

4.	We note your response to our prior comment 12. It appears that it may be more appropriate to revise future filings include changes in your long-term inventory in operating cash flows.

The Company intends to revise its future filings to include changes in its long-term inventory in operating cash flows.

SIMPSON THACHER & BARTLETT LLP

Mr. John Cash
Securities and Exchange Commission	- 3 -	December 21, 2009

     Please call me (212-455-7433) with any questions you may have regarding the above responses.

Very truly yours,

        /s/ David L. Williams
 David L. Williams

cc: José Flores Flores

December 21, 2009

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Grupo Simec, S.A.B. de C.V. Form 20-F for Fiscal Year Ended December 31, 2008 Filed July 20, 2009, File No. 1-11176

Ladies and Gentlemen:

     In response to the Commission’s staff’s comment letter dated September 8, 2009 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of Grupo Simec, S.A.B. de C.V. (Grupo Simec) (the “Company”), originally submitted on July 20, 2009, pursuant to the Securities Act of 1933, as amended, the Company confirms its acknowledgment, in connection with its responses to the comment letter that:

     1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

     3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

GRUPO SIMEC, S.A.B. de C.V.

By:	/s/ Luis Garcia Limón
Name:	Luis Garcia Limón
Title:	Chief Executive Officer